--------------------------------------------------------------------------------

                                  UNITED STATES


                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 11-K

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

      For the fiscal year ended December 31, 2001
                                -----------------


                                       OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

      For the transition period from            to
                                     ----------    -------



                             Commission File Number
                                                    ------


      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          INTERNATIONAL GAME TECHNOLOGY
                               PROFIT SHARING PLAN

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          INTERNATIONAL GAME TECHNOLOGY

                      9295 Prototype Drive, Reno, NV 89511

                                   (775)448-7777

--------------------------------------------------------------------------------

REQUIRED INFORMATION
The International Game Technology Profit Sharing Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the fiscal years ended December 31, 2001 and 2000, which have been prepared in accordance with accounting principles generally accepted in the United States of America and which satisfy the financial reporting requirements of ERISA, are filed herewith and incorporated herein by this reference. The written consent of Deloitte & Touche LLP with respect to the annual financial statements of the Plan is filed as Exhibit 23 to this Annual Report.


International Game Technology
Profit Sharing Plan




Financial Statements for the Years Ended
December 31, 2001 and 2000, Supplemental
Schedule as of December 31, 2001,
and Independent Auditors' Report

                International Game Technology Profit Sharing Plan

                                Table of Contents

                                                                    Page
Independent Auditors' Report                                          4

Statements of Net Assets Available for Benefits                       5

Statements of Changes in Net Assets Available
for Benefits                                                          6

Notes to Financial Statements                                         7

Supplemental Schedule of Assets Held
for Investment Purposes                                              12

Independent Auditors' Report


International Game Technology Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of International Game Technology Profit Sharing Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes on page 9 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/ DELOITTE & TOUCHE LLP
------------------------


Reno, Nevada

June 10, 2002

International Game Technology Profit Sharing Plan

Statements of Net Assets Available for Benefits

                                            December 31,      December 31,
                                                2001              2000
--------------------------------------------------------------------------
Assets

Cash                                        $  1,490,732      $    515,629
Investments, at fair value                   147,711,542       127,987,134
Contributions receivable                          11,327                 -
Loans to participants                          6,396,814         5,186,122
Refunds payable                                 (149,417)          (59,073)
                                            ------------      ------------
Net assets available for benefits           $155,460,998      $133,629,812
                                            ============      ============

                 The accompanying notes are an integral part of
                          these financial statements.

International Game Technology Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

                                                    December 31,    December 31,
                                                       2001             2000
--------------------------------------------------------------------------------

Additions to net assets attributed to:
    Investment income:
     Net increase in fair value of investments     $  2,916,063     $ 10,721,810
     Interest                                           576,498          436,383
     Dividends and capital gains                      3,717,614        8,955,610
                                                   ------------     ------------
                                                      7,210,175       20,113,803
   Contributions:
     Employer                                        15,752,627       11,005,558
     Participant                                      6,425,468        7,440,191
                                                   ------------     ------------

       Total additions                               29,388,270       38,559,552
                                                   ------------     ------------

Deductions from net assets attributed to:
   Benefits paid to participants                      7,481,429        7,931,887
   Administrative expenses                               75,655           74,397
                                                   ------------     ------------

       Total deductions                               7,557,084        8,006,284
                                                   ------------     ------------

Net increase                                         21,831,186       30,553,268

Net assets available for benefits:
  Beginning of year                                 133,629,812      103,076,544
                                                   ------------     ------------

  End of year                                      $155,460,998     $133,629,812
                                                   ============     ============


                 The accompanying notes are an integral part of
                          these financial statements.

International Game Technology Profit Sharing Plan

Notes to Financial Statements


1.    Description of Plan

The International Game Technology Profit Sharing Plan (the Plan) is sponsored by International Game Technology (referred throughout these notes as IGT, we, our and us) and consists of two programs: the Profit Sharing Program and the 401(k) Program. The following is a brief description of the Plan and provides general information. Participants should refer to the IGT Plan Document and Summary Plan Description for a more complete description of the Plan's provisions.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and other provisions of the Internal Revenue Code.

The Plan, adopted December 10, 1980, is a defined contribution plan covering all eligible employees of IGT. On June 1, 1993, Plan administration was transferred to a third-party administrator, and on April 1, 1999, the Plan's third-party administrator became Fidelity Investments (Fidelity). Refer to "Investment Options" below for further information on available investment funds with Fidelity.

In September 1999, IGT purchased Sodak Gaming, Inc. (Sodak), a South Dakota distributor of casino gaming products. On October 1, 1999, Sodak employees became eligible to participate in the 401(k) program. For Plan year 2000, Sodak employees became eligible for the Profit Sharing Program.

On December 30, 2001, IGT completed a merger with Anchor Gaming (Anchor) pursuant to which Anchor became a wholly-owned subsidiary of IGT in a stock for stock exchange. On April 2, 2002, Anchor employees became eligible to participate in the 401(k) program, and all net assets of the Anchor 401(k) Plan were transferred to the Plan at that time. For Plan year 2002, Anchor employees will become eligible for the Profit Sharing Program.

Profit Sharing Program
IGT may make an annual profit sharing contribution, as determined by its Board of Directors, based on operating profits. The contribution is then allocated to participant's accounts proportionately based on annual eligible compensation. Refer to "Benefit Payments and Vesting" below for the Profit Sharing Program vesting schedule.

Our employees are eligible to participate in the Profit Sharing Program after completing 1,000 hours of service in a calendar year and reaching the age of 18. Once eligible, a Plan participant must be employed on the last day of the Plan year (December 31) to receive their annual profit sharing allocation. Participation in the Plan is retroactive to January 1 of the year in which the employee became eligible.

401(k) Program
Effective January 1, 1989, the Plan was amended to allow participants to defer up to 20% of their annual salary as contributions to their accounts, as governed by IRC Section 401(k). On January 1, 1995, IGT again amended the Plan to lower the elective deferrals from 20% to 15%. On January 1, 1998, IGT amended the Plan to lower the elective deferrals for highly compensated employees to 7%.

An employee may begin contributing pre-tax contributions to their accounts upon completion of 90 days of full time employment, or one year or 1,000 hours as a part-time employee. A participant may stop contributing to the Plan at any time by notifying the third-party administrator.

On January 1, 1993, we began a 401(k) contribution matching program whereby IGT matches 100% of an employee's contributions up to $500 and an additional 50% of the next $500 contributed by the employee. This allows for maximum annual matching contributions of $750 to each employee's account. Employees are 100% vested in all 401(k) contributions.

The Plan also allows for rollover contributions from other qualified retirement plans. If the rollover is from an individual retirement arrangement, all assets in the prior retirement plan must have originated as contributions made under a qualified plan.

Participant Accounts
Each participant's account is credited with employee 401(k) and employer matching contributions, allocations of IGT's profit sharing contribution and forfeitures of non-vested portions of terminated participants' account balances, net of Plan expenses. Additionally, participants' accounts are affected by earnings and losses on investments. Each participant is provided a quarterly account statement detailing the account activity by investment fund.

Investment Options
IGT has selected thirteen investment options that have a variety of growth and risk characteristics. Plan participants are able to elect how their contributions are invested. A participant may allocate all contributions to one investment fund or split them between any combination of funds in increments of 1%. A participant may change how current and/or future contributions are invested at any time during the Plan year. The Plan's investment options are:

            Retirement Money Market Portfolio
            PIMCO Total Return Fund
            Fidelity Puritan Fund
            Fidelity Equity-Income II
            Spartan U.S. Equity Index Fund
            Baron Asset Fund
            Fidelity Dividend Growth Fund
            Fidelity OTC Portfolio
            UAM: FMA Small Company Portfolio
            Fidelity Diversified International Fund
            IGT Unitized Stock Fund
            Invesco Growth Fund
            Franklin Small Cap Growth Fund

We invest employer profit sharing contributions in the Spartan Money Market Fund until they are allocated to participants and distributed.

Benefit Payments and Vesting
Participants are immediately vested in their tax deferred 401(k) contributions, 401(k) matching contributions, and rollover contributions from other qualified plans, and the related earnings. Contributions to each participant's profit sharing account vest based upon years of continuous service. A participant is fully vested after seven consecutive years of service, based on the following vesting schedule:


                        Completed Years
                          of Service         Vested Portion
                              0                     0%
                              1                     10%
                              2                     20%
                              3                     30%
                              4                     45%
                              5                     60%
                              6                     80%
                              7                    100%


A participant earns one year of vesting service for each Plan year (January 1 to December 31) in which he or she worked at least 1,000 hours.

Upon termination of employment, a participant may receive a lump sum payment equal to the value of his or her account. If the termination of employment is by normal retirement (retirement after age 65), by death or by reason of total disability, the participant is 100% vested and has the right to receive payment in full. If a participant leaves IGT for any other reason, he or she is entitled to a distribution from the vested portion of his or her account.

If a terminating participant's vested account balance totals $5,000 or more, he or she may voluntarily defer payment of benefits until the normal retirement date. In any case, he or she may not defer payment past the age of 70 1/2. The only form of benefit payments are lump-sum payments, however, a terminating participant may take a partial lump-sum payment and defer the balance of his or her account as long as the remaining balance is at least $5,000.

Hardship Withdrawals
The Plan allows for hardship withdrawals under defined circumstances. The necessity of the hardship withdrawal is reviewed by IGT's Benefits Committee and includes allowance for major medical expenses, purchase of a primary residence, college expenses for a family member, and prevention of eviction from or foreclosure on a principal residence. A participant must stop making pre-tax 401(k) contributions for a year following the hardship withdrawal.

Plan Termination
In the event of Plan termination, participants will become 100% vested in their accounts. Although IGT has not expressed any intent to do so, IGT has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Loans
The Plan allows for loans to be taken against a participant's vested account, subject to the following restrictions: the loan amount may be no less than $1,000 and no more than the lesser of 50% of the participant's vested account balance or $50,000; interest is charged on a simple interest basis at the prime rate plus 1%; and repayment must be over a period not to exceed 60 months. Payments are made by payroll deduction on a bi-weekly basis.

Administrative Expenses
Plan administrative expenses totaling $ 75,655 and $74,397 in 2001 and 2000, were paid by the Plan. These include management and trustee fees. Consulting fees and recordkeeping fees are paid by IGT.

2.    Summary of Significant Accounting Policies

Basis of Accounting
The Plan is accounted for on the accrual basis of accounting.

Cash
Cash represents interest bearing cash held for the purpose of providing liquidity and satisfying daily participant requests related to the IGT Unitized Stock Fund and is maintained in accordance with the Trust Agreement between IGT and Fidelity.


Investments, at Fair Value
All investments of the Plan are valued at quoted market prices as of December 31, 2001 and 2000. Investments include employer profit sharing contributions not yet distributed and participant investment options.

Benefits Payable
As of December 31, 2001 and 2000, net assets available for benefits included $15,367,406 and $14,077,539 due to participants who have withdrawn from participation in the Plan.


3.    Investments

All investments of the Plan are administered by an investment management agent. The following table presents the fair value of investments at quoted market prices.

                                                  December 31,      December 31,
                                                      2001             2000
--------------------------------------------------------------------------------

  Retirement Money Market Portfolio              $ 24,771,420      $ 16,469,861
  PIMCO Total Return Fund                           9,206,783         6,958,109
  Fidelity Puritan Fund                             2,165,335         1,476,447
  Fidelity Equity-Income II                        12,582,255        14,069,707
  Spartan U.S. Equity Index Fund                    3,107,599         2,848,466
  Baron Asset Fund                                  8,823,798         9,392,356
  Fidelity Dividend Growth Fund                    20,573,016        19,653,917
  Fidelity OTC Portfolio                            7,235,286         7,125,136
  UAM:  FMA Small Company Portfolio                   996,664           438,780
  Fidelity Diversified International Fund           5,058,303         5,824,604
  IGT Unitized Stock Fund                          35,117,516        31,598,577
  Invesco Growth Fund                               1,355,058           784,985
  Franklin Small Cap Growth Fund                    2,123,264         1,294,380
  Spartan Money Market Fund                        14,595,245        10,051,809
                                                 ------------      ------------

    Total Investments                            $147,711,542      $127,987,134
                                                 ============      ============

4.    Fund Information

Changes in fair value of investments by fund are as follows:

                                                            Years Ended
                                                     ---------------------------
                                                     December 31,   December 31,
                                                         2001           2000
--------------------------------------------------------------------------------
Increase (Decrease) in Fair Value of Investments
  PIMCO Total Return Fund                           $    51,034     $   286,547
  Fidelity Puritan Fund                                (131,316)         16,130
  Fidelity Equity-Income II                          (1,682,720)     (1,603,697)
  Spartan U.S. Equity Index Fund                       (412,345)       (283,263)
  Baron Asset Fund                                   (1,703,289)       (660,143)
  Fidelity Dividend Growth Fund                      (1,156,998)        681,705
  Fidelity OTC Portfolio                             (1,893,405)     (4,537,643)
  UAM:  FMA Small Company Portfolio                      26,427          81,488
  Fidelity Diversified International Fund              (765,698)       (952,926)
  IGT Unitized Stock Fund                            11,599,774      18,367,324
  Invesco Growth Fund                                  (652,350)       (381,708)
  Franklin Small Cap Growth Fund                       (363,051)       (292,004)
                                                    -----------     -----------
    Total Increase in Fair Value of Investments     $ 2,916,063     $10,721,810
                                                    ===========     ===========

5.    Federal Income Taxes

The Plan received a determination letter dated January 21, 2000 from the Internal Revenue Service qualifying it as an exempt organization under Sections 401(a) and 501(a) of the Internal Revenue Code. Accordingly, no provision for federal income taxes has been made in the accompanying financial statements.



                                     ******

International Game Technology Profit Sharing Plan

Supplemental Schedule of Assets Held For Investment Purposes
December 31, 2001
--------------------------------------------------------------------------------------------------------------------


             (b)                                               (c)                          (d)             (e)
                                             ----------------------------------------
                                             Maturity        Interest                                     Current
         Description                            Date           Rate        Units            Cost           Value
Retirement Money Market Portfolio                                        24,771,420     $ 24,771,420   $ 24,771,420
PIMCO Total Return Fund                                                     880,190        9,143,827      9,206,783
Fidelity Puritan Fund                                                       122,543        2,265,199      2,165,335
Fidelity Equity-Income II                                                   598,300       16,135,622     12,582,255
Spartan U.S. Equity Index Fund                                               76,467        3,534,752      3,107,599
Baron Asset Fund                                                            198,466       10,444,956      8,823,798
Fidelity Dividend Growth Fund                                               726,192       21,433,605     20,573,016
Fidelity OTC Portfolio                                                      232,123       11,366,265      7,235,286
UAM: FMA Small Company Portfolio                                             53,845          917,592        996,664
Fidelity Diversified International Fund                                     265,110        5,522,337      5,058,303
IGT Unitized Stock Fund                                                     828,201       16,390,255     35,117,516
Invesco Growth Fund                                                         521,176        2,057,895      1,355,058
Franklin Small Cap Growth Fund                                               68,119        2,599,160      2,123,264
Spartan Money Market Fund                                                14,595,245       14,595,245     14,595,245
                                                                                        ------------   ------------

  Total Investments                                                                      141,178,130    147,711,542
                                                                                        ------------   ------------

Loan Fund                                                   6.50-10.50                     6,396,814      6,396,814
                                                                                        ------------   ------------

  Total Investments and Loan Fund                                                       $147,574,944   $154,108,356
                                                                                        ============   ============

Notes on columns (a) through (e):
  (a) Omitted from the Department of Labor format because the answer is none
  (b) General description of investments
  (c) Where omitted maturity dates and stated rates of interest are not applicable due to the nature of these investments
  (d) Purchase price of investments
  (e) Fair market value of investments

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


INTERNATIONAL GAME TECHNOLOGY PROFIT SHARING PLAN

      By:International Game Technology Profit Sharing Plan Committee

         By: /s/ Randall J. Kirner                         Date:  June 27, 2002
             ----------------------------------------
             Randall J. Kirner
             Vice President Human Resources and
             Chairman, International Game Technology
             Profit Sharing Plan Committee